As filed with the Securities and Exchange Commission on December 9, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
IDERA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3072298
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
167 Sidney Street
Cambridge, Massachusetts 02139
(617) 679-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sudhir Agrawal, D. Phil.
Chairman of the Board of Directors, President
and Chief Executive Officer
Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, Massachusetts 02139
(617) 679-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000
     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Proposed
	Amount	Proposed Maximum	Maximum
	to be	Offering Price	Aggregate	Amount of
Title of Shares to be Registered	Registered(1)	Per Share (2)	Offering Price	Registration Fee
Common Stock, $0.001 par value per share (3)	8,431,950	$1.11	$9,359,465	$1,073

(1)	Consists of (a) 5,621,300 shares of common stock issuable upon conversion of the Company’s series D convertible preferred stock, par value $0.01 per share, (b) 2,810,650 shares of common stock issuable upon the exercise of common stock purchase warrants and (c) such indeterminate number of additional shares of common stock as may become issuable upon conversion of the series D convertible preferred stock or exercise of the common stock purchase warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the NASDAQ Global Market on December 7, 2011.

(3)	Includes preferred share purchase rights, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 9, 2011
PROSPECTUS
IDERA PHARMACEUTICALS, INC.
8,431,950 SHARES OF COMMON STOCK

This prospectus relates to the resale from time to time of up to 8,431,950 shares of common stock of Idera Pharmaceuticals, Inc. by the selling stockholder identified in this prospectus. We will not receive any proceeds from the sale of the shares offered by this prospectus.
We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholder will pay or assume brokerage commissions and similar charges incurred for the sale of shares of our common stock.
The selling stockholder identified in this prospectus, or its pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” beginning on page 23.
Our common stock is traded on the NASDAQ Global Market under the symbol “IDRA.” On December 8, 2011, the closing sale price of our common stock on the NASDAQ Global Market was $1.06 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [_____________], 2011.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY
     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 3, before deciding to invest in our common stock.
Idera Pharmaceuticals, Inc.
     We are a clinical stage biotechnology company engaged in the discovery and development of novel DNA- and RNA- based drug candidates. We are developing drug candidates that are designed to modulate immune responses mediated through Toll-like Receptors (TLRs). TLRs are specific receptors present in immune system cells. Using our chemistry-based approach, we have created synthetic nucleic acid-based compounds that are targeted to TLRs 3, 7, 8, and 9. We believe that by modulating immune responses mediated through TLRs, we can develop compounds to treat a broad range of diseases.
     We also are evaluating gene silencing oligonucleotides, or GSOs, for the purpose of inhibiting the production of disease-associated proteins. GSOs are novel chemical structures that we have shown in preclinical models selectively bind to targeted messenger RNA and microRNA and thereby inhibit protein production.
     Our lead drug candidate for autoimmune and inflammatory diseases is IMO-3100, an antagonist of TLR7 and TLR9. We are also evaluating additional follow-on antagonist compounds for development in autoimmune diseases. A TLR antagonist is a compound that blocks activation of an immune response mediated through the targeted TLR. IMO-3100 has shown activity in preclinical models of various autoimmune and inflammatory disease models, including psoriasis, lupus, and rheumatoid arthritis. We have completed two Phase 1 clinical trials of IMO-3100 in healthy subjects and data from these trials have been presented at scientific meetings. In June 2011, we submitted a Phase 2 protocol to the U.S. Food and Drug Administration, or FDA, to conduct a clinical trial of IMO-3100 in patients with psoriasis over a 12-week treatment period. In July 2011, the FDA placed a clinical hold on that protocol. In October 2011, we submitted to the FDA a new Phase 2 protocol to evaluate IMO-3100 in patients with psoriasis over a four-week treatment period. In November 2011, the FDA verbally notified us that we could proceed with the proposed Phase 2 clinical trial based on the new protocol.
     Our lead drug candidate for cancer is IMO-2055, a TLR9 agonist. IMO-2055 is being evaluated in an ongoing Phase 2 clinical trial of IMO-2055 in combination with Erbitux® in patients with squamous cell carcinoma of the head and neck (SCCHN). We regained the rights to IMO-2055 pursuant to a termination agreement that we entered into with Merck KGaA in November 2011 terminating our 2007 license agreement with Merck KGaA. Under our 2007 license agreement with Merck KGaA, we had granted Merck KGaA worldwide exclusive rights to our lead TLR9 agonists, including IMO-2055, and to a specified number of novel, follow-on TLR9 agonists to be identified by Merck KGaA and us, for use in the treatment of cancer, excluding cancer vaccines. Under the termination agreement, we regained all rights for developing TLR9 agonists for the treatment of cancer, including all rights to IMO-2055 and any follow-on TLR9 agonists. In addition, under the terms of the termination agreement:
•	Merck KGaA has agreed to continue to conduct the ongoing Phase 2 trial of IMO-2055 in combination with Erbitux® and other specified related activities,

•	we have agreed to reimburse Merck KGaA a maximum of €1.8 million of Merck KGaA’s costs for the third party contract research organization that is coordinating the ongoing Phase 2 trial of IMO-2055 in combination with Erbitux®, payable in eleven installments comprised of ten monthly installments to be invoiced by Merck KGaA to us commencing on March 1, 2012 and a final payment payable by us to Merck KGaA upon Merck KGaA’s completion of certain specified activities, and

•	we have agreed to pay to Merck KGaA one-time €1.0 million milestone payments upon occurrence of the following milestones: (i) partnering of IMO-2055 between us and any third party, (ii) initiation of any Phase 2 or Phase 3 clinical trial for IMO-2055 and (iii) regulatory submission of IMO-2055 in any country.
     Our TLR research and development pipeline also includes an ongoing partnered program for vaccine adjuvants with Merck Sharp & Dohme Corp., or Merck, as well as proprietary programs for the treatment of infectious diseases, respiratory diseases, hematologic oncology and additional vaccine adjuvants. Merck KGaA and Merck are not related.
Corporate Information
     Our executive offices are located at 167 Sidney Street, Cambridge, MA 02139, our telephone number is (617) 679-5500 and our Internet address is www.iderapharma.com. The information on our website is not incorporated by reference in this prospectus and should not be considered to be part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only. Unless the context otherwise requires, references in this prospectus to “Idera Pharmaceuticals,” “we,” “us,” and “our” refer to Idera Pharmaceuticals, Inc.
     Idera® and IMO® are our trademarks. All other trademarks and service marks appearing in this registration statement are the property of their respective owners.
The Offering

Common Stock offered by selling stockholder	8,431,950 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

NASDAQ Global Market symbol	IDRA

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus before purchasing our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.
Risks Relating to Our Financial Results and Need for Financing
We have incurred substantial losses and expect to continue to incur losses. We will not be successful unless we reverse this trend.
     We have incurred losses in every year since our inception, except for 2002, 2008, and 2009 when our recognition of revenues under license and collaboration agreements resulted in our reporting net income for those years. As of September 30, 2011, we had an accumulated deficit of $370.3 million. Since January 1, 2001, we have primarily been involved in the development of our TLR pipeline. From January 1, 2001 through September 30, 2011, we incurred losses of $110.1 million. We incurred losses of $260.2 million prior to December 31, 2000 during which time we were primarily involved in the development of non-TLR targeted antisense technology. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, total assets, and working capital.
     We have never had any products of our own available for commercial sale and have received no revenues from the sale of drugs. To date, almost all of our revenues have been from collaborative and license agreements. We have devoted substantially all of our efforts to research and development, including clinical trials, and we have not completed development of any drug candidates. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses, whether or when any of our drug candidates will become commercially available, or when we will become profitable, if at all. We expect to incur substantial operating losses in future periods.
We will need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our research and development programs and other operations.
     We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our drug candidates. We will also require substantial funds to conduct regulatory activities and to establish commercial manufacturing, marketing, and sales capabilities. We had cash, cash equivalents, and investments of $19.1 million at September 30, 2011. We believe that our existing cash, cash equivalents, and investments, together with the funds raised in the equity financing that we conducted in November 2011, will be sufficient to fund our operations at least into the second quarter of 2013 based on our current operating plan. We will need to raise additional funds in order to operate our business beyond such time.
     During the third quarter of 2011, we re-assessed and prioritized our drug development programs. Based on this prioritization, we determined to focus our internal development efforts on TLR-targeted compounds for autoimmune and inflammatory diseases and advancing our GSO technology. In addition, we discontinued further development of IMO-2125, which had been our lead drug candidate for the treatment of hepatitis C virus (HCV), and decided to advance our TLR-targeted programs in infectious diseases, respiratory diseases, hematologic oncology and additional vaccine adjuvant applications only through partnerships with third parties.
     In June 2011, we submitted a Phase 2 protocol to the FDA to conduct a clinical trial of IMO-3100 in patients with psoriasis over a 12-week treatment period. In July 2011, the FDA placed a clinical hold on that protocol. In October 2011, we submitted to the FDA a new Phase 2 protocol to evaluate IMO-3100 in patients with psoriasis over a four-week treatment period. In November 2011, the FDA verbally notified us that we could proceed with the proposed Phase 2 clinical trial based on the new protocol.

     In November 2011, we entered an agreement with Merck KGaA terminating our license agreement with Merck KGaA. Under the termination agreement, we regained all rights for developing TLR9 agonists for the treatment of cancer, including all rights to IMO-2055 and any follow-on TLR9 agonists. Merck KGaA has agreed to complete the ongoing Phase 2 clinical trial of IMO-2055 in combination with Erbitux in patients with SCCHN. We have agreed to reimburse Merck KGaA a maximum of €1.8 million of Merck KGaA’s costs for the third party contract research organization that is coordinating the ongoing Phase 2 trial of IMO-2055 in combination with Erbitux. We have also agreed to pay to Merck KGaA one-time milestone payments totaling up to a maximum of €3 million upon the achievement of specified milestones.
     If we proceed with the clinical development of IMO-3100 beyond the planned Phase 2 trial, of IMO-2055 beyond the ongoing Phase 2 trial or of any of our compounds, we expect that the period of time that our current resources will be able to fund our operations could be significantly reduced and we would need to seek additional funding through collaborations, the sale or license of assets or financings of equity or debt securities. We believe that the key factors that will affect our ability to obtain additional funding are:
•	the results of our clinical and preclinical development programs, including the results of the planned Phase 2 trial of IMO-3100 and the results of the ongoing Phase 2 trial of IMO-2055;

•	developments related to our existing strategic collaboration with Merck;

•	the cost, timing, and outcome of regulatory reviews;

•	competitive and potentially competitive products and technologies and investors’ receptivity to our drug candidates and the technology underlying them in light of competitive products and technologies;

•	the receptivity of the capital markets to financings by biotechnology companies generally and companies with drug candidates and technologies such as ours specifically; and

•	our ability to enter into additional strategic collaborations with biotechnology and pharmaceutical companies and the success of such collaborations.
     Additional financing may not be available to us when we need it or may not be available to us on favorable terms. We could be required to seek funds through collaborative alliances or through other means that may require us to relinquish rights to some of our technologies, drug candidates or drugs that we would otherwise pursue on our own. In addition, if we raise additional funds by issuing equity securities, our then existing stockholders will experience dilution. The terms of any financing may adversely affect the holdings or the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and are likely to include rights that are senior to the holders of our common stock. Any additional debt financing or equity that we raise may contain terms, such as liquidation and other preferences, or liens or other restrictions on our assets, which are not favorable to us or our stockholders. If we are unable to obtain adequate funding on a timely basis or at all, we may be required to terminate, modify or delay preclinical or clinical trials of one or more of our drug candidates, fail to establish or delay the establishment of manufacturing, sale or marketing capabilities, curtail research and development programs for new drug candidates and/or possibly relinquish rights to portions of our technology, drug candidates and/or products. For example, we significantly curtailed expenditures on our research and development programs during 1999 and 2000 because we did not have sufficient funds available to advance these programs at planned levels.
Risks Relating to Our Business, Strategy and Industry
We are depending heavily on the development of IMO-3100 and IMO-2055 and on our collaborative alliance with Merck. If we or our collaborator decides to terminate the development of any of our drug candidates, are unable to successfully develop and commercialize our drug candidates, or experience significant delays in doing so, our business may be materially harmed.

     We have invested a significant portion of our time and financial resources in the development of our clinical stage lead drug candidates, IMO-3100 and IMO-2055. We anticipate that our ability to generate product revenues will depend heavily on the successful development and commercialization of IMO-3100, IMO-2055 and the other drug candidates being developed under our collaboration with Merck Sharp & Dohme Corp., or Merck. Our efforts, and the efforts of Merck, to develop and commercialize these compounds are at an early stage and are subject to many challenges. Recently, we have experienced setbacks with respect to our programs for IMO-3100, IMO-2125 and IMO-2055, including:
•	During the first half of 2011, we continued to conduct nonclinical studies of IMO-3100, which we commenced in the fourth quarter of 2010, in light of some reversible immune responses that were observed in the 13-week nonclinical toxicology studies and that were inconsistent with observations in our other nonclinical studies of IMO-3100. In June 2011, we submitted a Phase 2 protocol to the FDA to conduct a clinical trial of IMO-3100 in patients with psoriasis. In July 2011, the FDA placed a clinical hold on a protocol we had submitted for a proposed Phase 2 clinical trial of IMO-3100 in patients with psoriasis.

•	In April 2011, we chose to delay initiation of our planned 12-week Phase 2 randomized clinical trial of IMO-2125 plus ribavirin in treatment-naïve, genotype 1 HCV patients based on preliminary observations in an ongoing 26-week chronic nonclinical toxicology study of IMO-2125 in rodents. Histology analysis from the rodent study showed instances of atypical lymphocytic proliferation. No similar observations were made in the recently completed histology analysis from a 39-week chronic nonclinical toxicology study of IMO-2125 in non-human primates.

•	In July 2011, Merck KGaA informed us that, based on increased incidence of neutropenia and electrolyte imbalances reported in its Phase 1 trial of IMO-2055 in combination with cisplatin/5-FU and cetuximab (Erbitux(R)) in patients with first-line SCCHN and subsequent re-evaluation of its clinical development program, Merck KGaA determined that it will not conduct further clinical development of IMO-2055.
     During the third quarter of 2011, we re-assessed and prioritized our drug development programs. Based on this prioritization, we determined to focus our internal development efforts on TLR-targeted compounds for autoimmune and inflammatory diseases and advancing our GSO technology. In addition, we discontinued further development of IMO-2125, which had been our lead drug candidate for the treatment of hepatitis C virus (HCV), and decided to advance our TLR-targeted programs in infectious diseases, respiratory diseases, hematologic oncology and additional vaccine adjuvant applications only through partnerships with third parties.
     In October 2011, we submitted to the FDA a new Phase 2 protocol to evaluate IMO-3100 in patients with psoriasis over a four-week treatment period. In November 2011, the FDA verbally notified us that we could proceed with the proposed Phase 2 clinical trial based on the new protocol. The outcome of this trial or the ongoing Phase 2 clinical trial of IMO-2055 being conducted by Merck KGaA could negatively impact our ability or willingness to proceed with the further development and commercialization of IMO-3100 or IMO-2055, as the case may be, or our ability to license such compounds to a third party. Moreover, with respect to IMO-3100, we cannot be certain that the FDA will allow us to conduct further clinical trials of IMO-3100 for treatment periods of more than four weeks or at all without additional clinical or preclinical data.
     Our ability to successfully develop and commercialize these drug candidates, or other potential candidates, will depend on our ability to overcome these recent challenges and on several factors, including the following:
•	the drug candidates demonstrating an acceptable safety profile in nonclinical toxicology studies and during clinical trials;

•	timely enrollment in clinical trials of IMO-3100 and other drug candidates, which may be slower than anticipated, potentially resulting in significant delays;

•	satisfying conditions imposed on us and/or our collaborators by the FDA or equivalent foreign regulatory authorities regarding the scope or design of clinical trials;
•	the ability to demonstrate to the satisfaction of the FDA, or equivalent foreign regulatory authorities, the safety and efficacy of the drug candidates through current and future clinical trials;

•	timely receipt of necessary marketing approvals from the FDA and equivalent foreign regulatory authorities;

•	the ability to combine our drug candidates and the drug candidates being developed by Merck and any other collaborators safely and successfully with other therapeutic agents;

•	achieving and maintaining compliance with all regulatory requirements applicable to the products;

•	establishment of commercial manufacturing arrangements with third-party manufacturers;

•	the successful commercial launch of the drug candidates, assuming FDA approval is obtained, whether alone or in combination with other products;

•	acceptance of the products as safe and effective by patients, the medical community, and third-party payors;

•	competition from other companies and their therapies;

•	changes in treatment regimes;

•	successful protection of our intellectual property rights from competing products in the United States and abroad; and

•	a continued acceptable safety and efficacy profile of the drug candidates following marketing approval.
If our clinical trials are unsuccessful, or if they are delayed or terminated, we may not be able to develop and commercialize our products.
     In order to obtain regulatory approvals for the commercial sale of our products, we are required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of our drug candidates. Clinical trials are lengthy, complex, and expensive processes with uncertain results. We may not be able to complete any clinical trial of a potential product within any specified time period. Moreover, clinical trials may not show our potential products to be both safe and efficacious. The FDA or other equivalent foreign regulatory agencies may not allow us to complete these trials or commence and complete any other clinical trials. For example, in July 2011, the FDA placed a clinical hold on a protocol we had submitted for a proposed Phase 2 clinical trial of IMO-3100 in patients with psoriasis.
     The results from preclinical testing of a drug candidate that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, interim results of a clinical trial do not necessarily predict final results, and failure of any of our clinical trials can occur at any stage of testing. Companies in the biotechnology and pharmaceutical industries, including companies with greater experience in preclinical testing and clinical trials than we have, have suffered significant setbacks in clinical trials, even after demonstrating promising results in earlier trials. Moreover, effects seen in nonclinical studies, even if not observed in clinical trials, may result in limitations or restrictions on clinical trials. Numerous unforeseen events may occur during, or as a result of, preclinical testing, nonclinical testing or the clinical trial process that could delay or inhibit the ability to receive regulatory approval or to commercialize drug products.

     In addition to the recent setbacks that we have experienced with respect to the clinical development of our TLR-targeted drug candidates, other companies developing drugs targeted to TLRs have experienced setbacks in clinical trials. For example in 2007, Coley Pharmaceutical Group, which since has been acquired by Pfizer, Inc., discontinued four clinical trials for PF-3512676, its investigational TLR9 agonist compound, in combination with cytotoxic chemotherapy in cancer, and suspended its development of a TLR9 agonist, Actilon®, for HCV infection. In July 2007, Anadys Pharmaceuticals, Inc. and its partner Novartis International Pharmaceutical, Ltd. (Novartis) announced that they had decided to discontinue the development of ANA975, the investigational TLR7 agonist compound for HCV infection. Dynavax Technologies Corporation announced in May 2008 discontinuation of the clinical development program for TOLAMBA®, which comprises a TLR9 agonist covalently attached to a ragweed antigen. These setbacks with respect to TLR-targeted drug candidates may result in enhanced scrutiny by regulators or IRBs of clinical trials of TLR-targeted drug candidates, including our TLR-targeted drug candidates, which could result in regulators or IRBs prohibiting the commencement of clinical trials, requiring additional nonclinical studies as a precondition to commencing clinical trials or imposing restrictions on the design or scope of clinical trials that could slow enrollment of trials, increase the costs of trials or limit the significance of the results of trials. Such setbacks could also adversely impact the desire of investigators to enroll patients in, and the desire of patients to enroll in, clinical trials of TLR-targeted drug candidates.
     Other events that could delay or inhibit conduct of our clinical trials include:
•	regulators or IRBs may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	nonclinical or clinical data may not be readily interpreted, which may lead to delays and/or misinterpretation;

•	our nonclinical tests, including toxicology studies, or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical testing or clinical trials or we may abandon projects that we expect may not be promising;

•	the rate of enrollment or retention of patients in our clinical trials may be lower than we expect;

•	we might have to suspend or terminate our clinical trials if the participating subjects experience serious adverse events or undesirable side effects or are exposed to unacceptable health risks;

•	regulators or IRBs may hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements, issues identified through inspections of manufacturing or clinical trial operations or clinical trial sites, or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;

•	regulators may hold or suspend our clinical trials while collecting supplemental information on, or clarification of, our clinical trials or other clinical trials, including trials conducted in other countries or trials conducted by other companies;

•	we, along with our collaborators and subcontractors, may not employ, in any capacity, persons who have been debarred under the FDA’s Application Integrity Policy, or similar policy under foreign regulatory authorities. Employment of such debarred persons, even if inadvertent, may result in delays in the FDA’s or foreign equivalent’s review or approval of our products, or the rejection of data developed with the involvement of such person(s);

•	the cost of our clinical trials may be greater than we currently anticipate; and

•	our products may not cause the desired effects or may cause undesirable side effects or our products may have other unexpected characteristics.
     The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. For example, in our Phase 1 clinical trial of IMO-2125 in patients with chronic HCV infection who had not responded to the current standard of care therapy, completion of each cohort took longer than anticipated due to enrollment procedures. Patient accrual is a function of many factors, including:
•	the size of the patient population;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the study;

•	the nature of the study, including the pattern of patient enrollment;

•	the existence of competitive clinical trials; and

•	the availability of alternative treatments.
     We do not know whether clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products.
Delays in commencing clinical trials of potential products could increase our costs, delay any potential revenues, and reduce the probability that a potential product will receive regulatory approval.
     Our drug candidates and our collaborators’ drug candidates will require preclinical and other nonclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial sales. In conducting clinical trials, we cannot be certain that any planned clinical trial will begin on time, if at all. Delays in commencing clinical trials of potential products could increase our product development costs, delay any potential revenues, and reduce the probability that a potential product will receive regulatory approval.
     Commencing clinical trials may be delayed for a number of reasons, including delays in:
•	manufacturing sufficient quantities of drug candidate that satisfy the required quality standards for use in clinical trials;

•	demonstrating sufficient safety to obtain regulatory approval for conducting a clinical trial;

•	reaching an agreement with any collaborators on all aspects of the clinical trial;

•	reaching agreement with contract research organizations, if any, and clinical trial sites on all aspects of the clinical trial;

•	resolving any objections from the FDA or any regulatory authority on an IND application or proposed clinical trial design;

•	obtaining IRB approval for conducting a clinical trial at a prospective site; and

•	enrolling patients in order to commence the clinical trial.
The technologies on which we rely are unproven and may not result in any approved and marketable products.
     Our technologies or therapeutic approaches are relatively new and unproven. We have focused our efforts on the research and development of RNA- and DNA-based compounds targeted to TLRs and on GSOs. Neither we nor any other company have obtained regulatory approval to market such compounds as therapeutic drugs, and no such products currently are being marketed. It is unknown whether the results of preclinical studies with TLR-targeted compounds will be indicative of results that may be obtained in clinical trials, and results we have obtained in the initial small-scale clinical trials we have conducted to date may not be predictive of results in subsequent large-scale clinical trials. Further, the chemical and pharmacological properties of RNA- and DNA-based compounds targeted to TLRs or of GSOs may not be fully recognized in preclinical studies and small-scale clinical trials, and such compounds may interact with human biological systems in unforeseen, ineffective or harmful ways that we have not yet identified.
     As a result of these factors, we may never succeed in obtaining regulatory approval to market any product. Furthermore, the commercial success of any of our products for which we may obtain marketing approval from the FDA or other regulatory authorities will depend upon their acceptance by patients, the medical community, and third-party payors as clinically useful, safe, and cost-effective. In addition, if products being developed by our competitors have negative clinical trial results or otherwise are viewed negatively, the perception of our technologies and market acceptance of our products could be impacted negatively.
     Our recent setbacks with respect to our TLR-targeted compounds, together with the setbacks experienced by other companies developing TLR-targeted compounds, may result in a negative perception of our technology and our TLR-targeted compounds, impact our ability to obtain marketing approval of these drug candidates and adversely affect acceptance of our technology and our TLR-targeted compounds by patients, the medical community and third-party payors.
     Our efforts to educate the medical community on our potentially unique approaches may require greater resources than would be typically required for products based on conventional technologies or therapeutic approaches. The safety, efficacy, convenience, and cost-effectiveness of our products as compared to competitive products will also affect market acceptance.
We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than us.
     We are developing our TLR-targeted drug candidates for use in the treatment of autoimmune and inflammatory diseases and cancer, and as vaccine adjuvants. We are also advancing our gene silencing oligonucleotide, or GSO, technology for potential application as research reagents and as therapeutic agents. For all of the disease areas in which we are developing potential therapies, there are many other companies, public and private, that are actively engaged in discovering, developing, and commercializing products and technologies that may compete with our technologies and drug candidates and technology, including TLR targeted compounds as well as non-TLR targeted therapies.
     Our principal competitors developing TLR-targeted compounds for autoimmune and inflammatory diseases include Dynavax Technologies Corporation, with its collaborator, GlaxoSmithKline plc., and for cancer treatment include Pfizer, Inc., Anadys Pharmaceuticals, Inc., and VentiRx Pharmaceuticals. Merck’s vaccines using our TLR7, 8 or 9 agonists as adjuvants may compete with vaccines being developed or marketed by GlaxoSmithKline plc, Novartis, Dynavax Technologies Corporation, VaxInnate, Inc., Intercell AG, Cytos Biotechnology AG, and Celldex Therapeutics, Inc.
     Some of these potentially competitive products have been in development or commercialized for years, in some cases by large, well established pharmaceutical companies. Many of the marketed products have been accepted by the medical community, patients, and third-party payors. Our ability to compete may be affected by the previous adoption of such products by the medical community, patients, and third-party payors. Additionally, in some instances, insurers and other third-party payors seek to encourage the use of generic products, which makes branded products, such as our drug candidates, potentially less attractive, from a cost perspective, to buyers.
     We recognize that other companies, including large pharmaceutical companies, may be developing or have plans to develop products and technologies that may compete with ours. Many of our competitors have substantially greater financial, technical, and human resources than we have. In addition, many of our competitors have significantly greater experience than we have in undertaking preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals of products for use in health care and manufacturing, and marketing and selling approved products. Our competitors may discover, develop or commercialize products or other novel technologies that are more effective, safer or less costly than any that we are developing. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

     We anticipate that the competition with our products and technologies will be based on a number of factors including product efficacy, safety, availability, and price. The timing of market introduction of our products and competitive products will also affect competition among products. We expect the relative speed with which we can develop products, complete the clinical trials, and approval processes and supply commercial quantities of the products to the market to be important competitive factors. Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and protect our intellectual property, and to secure sufficient capital resources for the period between technological conception and commercial sales.
Competition for technical and management personnel is intense in our industry, and we may not be able to sustain our operations or grow if we are unable to attract and retain key personnel.
     Our success is highly dependent on the retention of principal members of our technical and management staff, including Dr. Sudhir Agrawal. Dr. Agrawal serves as our Chairman of the Board of Directors, President and Chief Executive Officer. Dr. Agrawal has made significant contributions to the field of oligonucleotide-based drug candidates, and has led the discovery and development of our compounds targeted to TLRs. He is named as an inventor on over 400 patents and patent applications in countries around the world. Dr. Agrawal provides us with leadership for our management team and research and development activities. The loss of Dr. Agrawal’s services would be detrimental to our ongoing scientific progress and the execution of our business plan.
     We are a party to an employment agreement with Dr. Agrawal that expires on October 19, 2014, but automatically extends annually for an additional year. This agreement may be terminated by us or Dr. Agrawal for any reason or no reason at any time upon notice to the other party. We do not carry key man life insurance for Dr. Agrawal.
     Furthermore, our future growth will require hiring a number of qualified technical and management personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or growth.
Regulatory Risks
We may not be able to obtain marketing approval for products resulting from our development efforts.
     All of the drug candidates that we are developing, or may develop in the future, will require additional research and development, extensive preclinical studies, nonclinical testing, clinical trials, and regulatory approval prior to any commercial sales. This process is lengthy, often taking a number of years, is uncertain, and is expensive. Since our inception, we have conducted clinical trials of a number of compounds and currently two of our compounds, IMO-3100 and IMO-2055, are in clinical development. The FDA and other regulatory authorities may not approve any of our potential products for any indication.
     We may need to address a number of technological challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, unintended alteration of the immune system over time, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use. If we do not obtain necessary regulatory approvals, our business will be adversely affected.
We are subject to comprehensive regulatory requirements, which are costly and time consuming to comply with; if we fail to comply with these requirements, we could be subject to adverse consequences and penalties.
     The testing, manufacturing, labeling, advertising, promotion, export, and marketing of our products are subject to extensive regulation by governmental authorities in Europe, the United States, and elsewhere throughout the world.

     In general, submission of materials requesting permission to conduct clinical trials may not result in authorization by the FDA or any equivalent foreign regulatory agency to commence clinical trials. Further, permission to continue ongoing trials may be withdrawn by the FDA or other regulatory agencies at any time after initiation, based on new information available after the initial authorization to commence clinical trials or for other reasons. In addition, submission of an application for marketing approval to the relevant regulatory agency following completion of clinical trials may not result in the regulatory agency approving the application if applicable regulatory criteria are not satisfied, and may result in the regulatory agency requiring additional testing or information.
     Even if we obtain regulatory approval for any of our product candidates, we will be subject to ongoing FDA obligations and regulatory oversight. Any regulatory approval of a product may contain limitations on the approved indicated uses for which the product may be marketed or requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any product for which we obtain marketing approval, along with the facilities at which the product is manufactured, any post-approval clinical data, and any advertising and promotional activities for the product will be subject to continual review and periodic inspections by the FDA and other regulatory agencies.
     Both before and after approval is obtained, failure to comply with regulatory requirements, or discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, may result in:
•	the regulatory agency’s delay in approving, or refusal to approve, an application for marketing of a product or a supplement to an approved application;

•	restrictions on our products or the marketing or manufacturing of our products;

•	withdrawal of our products from the market;

•	warning letters;

•	voluntary or mandatory product recalls;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	product seizure or detention;

•	refusal to permit the import or export of our products;

•	injunctions or the imposition of civil penalties; and

•	criminal penalties.
We have only limited experience in regulatory affairs and our products are based on new technologies; these factors may affect our ability or the time we require to obtain necessary regulatory approvals.
     We have only limited experience in filing the applications necessary to obtain regulatory approvals. Moreover, the products that result from our research and development programs will likely be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. The regulatory requirements governing these types of products may be more rigorous than for conventional drugs. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any product that we develop.
Failure to obtain regulatory approval in jurisdictions outside the United States will prevent us from marketing our products abroad.

     We intend to market our products, if approved, in markets outside the United States, which will require separate regulatory approvals and compliance with numerous and varying regulatory requirements. The approval procedures vary among such markets and may involve requirements for additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all.
Risks Relating to Collaborators
If we are unable to establish additional collaborative alliances, our business may be materially harmed.
     We seek to advance some of our products through collaborative alliances with pharmaceutical companies. Collaborators provide the necessary resources and drug development experience to advance our compounds in their programs. During the third quarter of 2011, we re-assessed and prioritized our drug development programs and have decided to advance our TLR-targeted programs in infectious diseases, respiratory diseases, hematologic oncology, and additional vaccine adjuvant applications only through partnerships with third parties.
     Upfront payments and milestone payments received from collaborations help to provide us with the financial resources for our internal research and development programs. Our internal programs are focused on developing TLR-targeted drug candidates for the potential treatment of autoimmune and inflammatory diseases and cancer. We are also advancing our GSO technology for potential application as research reagents and as therapeutic agents. We believe that additional resources will be required to advance compounds in all of these areas. If we do not reach agreements with additional collaborators in the future, we may not be able to obtain the expertise and resources necessary to achieve our business objectives, our ability to advance our compounds will be jeopardized and we may fail to meet our business objectives.
     We may have difficulty establishing additional collaboration alliances, particularly with respect to our TLR-targeted drug candidates and technology. Potential partners may note that our TLR collaborations with Novartis and with Merck KGaA have been terminated. Potential partners may also be reluctant to establish collaborations with respect to IMO-2125, IMO-3100, and our other TLR-targeted drug candidates, given our recent setbacks with respect to IMO-2125 and IMO-3100. We also face, and will continue to face, significant competition in seeking appropriate collaborators.
     Even if a potential partner were willing to enter into a collaborative alliance with respect to our TLR-targeted compounds or technology, the terms of such a collaborative alliance may not be on terms that are favorable to us. Moreover, collaborations are complex and time consuming to negotiate, document, and implement. We may not be successful in our efforts to establish and implement collaborations on a timely basis.
Our existing collaboration and any collaborations we enter into in the future may not be successful.
     An important element of our business strategy includes entering into collaborative alliances with corporate collaborators, primarily large pharmaceutical companies, for the development, commercialization, marketing, and distribution of some of our drug candidates. In December 2007, we entered into an exclusive, worldwide license agreement with Merck KGaA to research, develop, and commercialize products containing our TLR9 agonists for treatment of cancer, excluding cancer vaccines. In December 2006, we entered into an exclusive license and research collaboration with Merck to research, develop, and commercialize vaccine products containing our TLR7, 8, and 9 agonists in the fields of cancer, infectious diseases, and Alzheimer’s disease.
     Any collaboration that we enter into may not be successful. For instance, in July 2011, Merck KGaA informed us that it had determined not to conduct further clinical development of IMO-2055, and in November 2011, we entered into an agreement with Merck KGaA terminating our collaboration with them. The success of our collaborative alliances, if any, will depend heavily on the efforts and activities of our collaborators. Our existing collaboration and any potential future collaborations have risks, including the following:

•	our collaborators may control the development of the drug candidates being developed with our technologies and compounds including the timing of development;

•	our collaborators may control the public release of information regarding the developments, and we may not be able to make announcements or data presentations on a schedule favorable to us;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with our collaborators;

•	disagreements with our collaborators could delay or terminate the research, development or commercialization of products, or result in litigation or arbitration;

•	we may have difficulty enforcing the contracts if any of our collaborators fail to perform;

•	our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect the perception of us in the business or financial communities;

•	our collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

•	our collaborators may have the first right to maintain or defend our intellectual property rights and, although we would likely have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may challenge our intellectual property rights or utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

•	our collaborators may not comply with all applicable regulatory requirements, or may fail to report safety data in accordance with all applicable regulatory requirements;

•	our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. For example, we have a strategic partnership with Merck, which merged with Schering-Plough, which has been involved with certain TLR-targeted research and development programs. Although the merger has not affected our partnership with Merck to date, management of the combined company could determine to reduce the efforts and resources that the combined company will apply to its strategic partnership with us or terminate the strategic partnership. The ability of our products to reach their potential could be limited if our collaborators decrease or fail to increase spending relating to such products;

•	our collaborators may under fund or not commit sufficient resources to the testing, marketing, distribution or development of our products; and

•	our collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us.
     Given these risks, it is possible that any collaborative alliance into which we enter may not be successful. Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. For example, effective as of February 2010, Novartis terminated the research collaboration and option agreement that we entered into with it in May 2005, and in November 2011, we entered into an agreement with Merck KGaA terminating our collaboration with them. In addition, Merck may terminate its license and research collaboration agreement by giving us 90 days advance notice. The termination or expiration of our agreement with Merck or any other collaboration agreement that we enter into in the future may adversely affect us financially and could harm our business reputation.
Risks Relating to Intellectual Property
If we are unable to obtain patent protection for our discoveries, the value of our technology and products will be adversely affected.
     Our patent positions, and those of other drug discovery companies, are generally uncertain and involve complex legal, scientific, and factual questions. Our ability to develop and commercialize drugs depends in significant part on our ability to:
•	obtain patents;

•	obtain licenses to the proprietary rights of others on commercially reasonable terms;

•	operate without infringing upon the proprietary rights of others;

•	prevent others from infringing on our proprietary rights; and

•	protect our trade secrets.
     We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted thereunder may not provide us proprietary protection or competitive advantages against competitors with similar technology. Moreover, intellectual property laws may change and negatively impact our ability to obtain issued patents covering our technologies or to enforce any patents that issue. Because of the extensive time required for development, testing, and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thus reducing any advantage provided by the patent.
     Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.
     As of October 15, 2011, we owned 78 U.S. patents and U.S. patent applications and 253 corresponding patents and patent applications throughout the rest of the world for our TLR-targeted immune modulation technologies. These patents and patent applications include novel chemical compositions of matter and methods of use of our IMO compounds, including IMO-3100 and IMO-2055. With respect to IMO-3100, we have patent applications that cover the chemical composition of matter of IMO-3100 and methods of its use that, if issued, would expire at the earliest in 2026. With respect to IMO-2055, we have issued patents that cover the chemical composition of matter of IMO-2055 and methods of its use, including in combination with marketed cancer products, with the earliest composition claims expiring in 2023.
     As of October 15, 2011, we owned four U.S. patent applications and one worldwide patent application for our GSO compounds and methods of their use. Patents issuing from these patent applications, if any, would expire at the earliest in 2030.
     In addition to our TLR-targeted and GSO patent portfolios, we are the owner or hold licenses of patents and patent applications related to antisense technology. As of October 15, 2011, our antisense patent portfolio included 101 U.S. patents and patent applications and 160 patents and patent applications throughout the rest of the world.

These antisense patents and patent applications include novel compositions of matter, the use of these compositions for various genes, sequences and therapeutic targets, and oral and other routes of administration. Some of the patents and patent applications in our antisense portfolio were in-licensed. These in-licensed patents expire at various dates ranging from 2012 to 2022.
Third parties may own or control patents or patent applications and require us to seek licenses, which could increase our development and commercialization costs, or prevent us from developing or marketing products.
     Although we have many issued patents and pending patent applications in the United States and other countries, we may not have rights under certain third party patents or patent applications related to our products. Third parties may own or control these patents and patent applications in the United States and abroad. In particular, we are aware of third party United States patents that contain broad claims related to the use of certain oligonucleotides for stimulating an immune response, although we do not believe that these claims are valid. In addition, there may be other patents and patent applications related to our products of which we are not aware. Therefore, in some cases, in order to develop, manufacture, sell or import some of our products, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad or under third party patents that might issue from United States and foreign patent applications. In such an event, we would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to develop, manufacture, sell or import these products.
We may lose our rights to patents, patent applications or technologies of third parties if our licenses from these third parties are terminated. In such an event, we might not be able to develop or commercialize products covered by the licenses.
     Currently, we have not in-licensed any patents or patent applications related to our TLR-targeted drug candidate programs or our GSO compounds and methods of their use. However, we are party to seven royalty-bearing license agreements under which we have acquired rights to patents, patent applications, and technology of third parties in the field of antisense technology, which may be applicable to our TLR antisense. Under these licenses we are obligated to pay royalties on net sales by us of products or processes covered by a valid claim of a patent or patent application licensed to us. We also are required in some cases to pay a specified percentage of any sublicense income that we may receive. These licenses impose various commercialization, sublicensing, insurance, and other obligations on us.
     Our failure to comply with these requirements could result in termination of the licenses. These licenses generally will otherwise remain in effect until the expiration of all valid claims of the patents covered by such licenses or upon earlier termination by the parties. The issued patents covered by these licenses expire at various dates ranging from 2012 to 2022. If one or more of these licenses is terminated, we may be delayed in our efforts, or be unable, to develop and market the products that are covered by the applicable license or licenses.
We may become involved in expensive patent litigation or other proceedings, which could result in our incurring substantial costs and expenses or substantial liability for damages or require us to stop our development and commercialization efforts.
     There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the biotechnology industry. We may become a party to various types of patent litigation or other proceedings regarding intellectual property rights from time to time even under circumstances where we are not practicing and do not intend to practice any of the intellectual property involved in the proceedings. For instance, in 2002, 2003, and 2005, we became involved in interference proceedings declared by the United States Patent and Trademark Office for some of our antisense and ribozyme patents. All of these interferences have since been resolved. We are neither practicing nor intending to practice the intellectual property that is associated with any of these interference proceedings.
     The cost to us of any patent litigation or other proceeding even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If any patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing our drugs without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.
     Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.
Risks Relating to Product Manufacturing, Marketing and Sales, and Reliance on Third Parties
Because we have limited manufacturing experience, and no manufacturing facilities or infrastructure, we are dependent on third-party manufacturers to manufacture drug candidates for us. If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.
     We have limited manufacturing experience and no manufacturing facilities, infrastructure or clinical or commercial scale manufacturing capabilities. In order to continue to develop our drug candidates, apply for regulatory approvals, and ultimately commercialize products, we need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.
     We currently rely upon third parties to produce material for nonclinical and clinical testing purposes and expect to continue to do so in the future. We also expect to rely upon third parties to produce materials that may be required for the commercial production of our products. Our current and anticipated future dependence upon others for the manufacture of our drug candidates may adversely affect our future profit margins and our ability to develop drug candidates and commercialize any drug candidates on a timely and competitive basis. We currently do not have any long term supply contracts.
     There are a limited number of manufacturers that operate under the FDA’s current Good Manufacturing Practices, or cGMP, regulations capable of manufacturing our drug candidates. As a result, we may have difficulty finding manufacturers for our products with adequate capacity for our needs. If we are unable to arrange for third-party manufacturing of our drug candidates on a timely basis, or to do so on commercially reasonable terms, we may not be able to complete development of our drug candidates or market them.
     Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured drug candidates ourselves, including:
•	reliance on the third party for regulatory compliance and quality assurance;

•	the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control;

•	the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us;

•	the potential that third-party manufacturers will develop know-how owned by such third party in connection with the production of our drug candidates that becomes necessary for the manufacture of our drug candidates; and

•	reliance upon third-party manufacturers to assist us in preventing inadvertent disclosure or theft of our proprietary knowledge.
     Any contract manufacturers with which we enter into manufacturing arrangements will be subject to ongoing periodic, unannounced inspections by the FDA, or foreign equivalent, and corresponding state and foreign agencies or their designees to ensure compliance with cGMP requirements and other governmental regulations and corresponding foreign standards. One of our contract manufacturers notified us that it had received a cGMP warning letter from the FDA in February 2011. Any failure by our third-party manufacturers to comply with such requirements, regulations or standards could lead to a delay in the conduct of our clinical trials, or a delay in, or failure to obtain, regulatory approval of any of our drug candidates. Such failure could also result in sanctions being imposed, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, product seizures or recalls, imposition of operating restrictions, total or partial suspension of production or distribution, or criminal prosecution.
     Additionally, contract manufacturers may not be able to manufacture our drug candidates at a cost or in quantities necessary to make them commercially viable. To date, our third-party manufacturers have met our manufacturing requirements, but we cannot be assured that they will continue to do so. Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug substance or drug product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s cGMP and NDA/BLA regulations. Contract manufacturers may also be subject to comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a drug candidate. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.
We have no experience selling, marketing or distributing products and no internal capability to do so.
     If we receive regulatory approval to commence commercial sales of any of our drug candidates, we will face competition with respect to commercial sales, marketing, and distribution. These are areas in which we have no experience. To market any of our drug candidates directly, we would need to develop a marketing and sales force with technical expertise and with supporting distribution capability. In particular, we would need to recruit a large number of experienced marketing and sales personnel. Alternatively, we could engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us. However, to the extent we entered into such arrangements, we would be dependent on the efforts of third parties. If we are unable to establish sales and distribution capabilities, whether internally or in reliance on third parties, our business would suffer materially.
If third parties on whom we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products and our business may suffer.
     We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our drug candidates. We depend on independent clinical investigators, contract research organizations, and other third-party service providers in the conduct of the clinical trials of our drug candidates and expect to continue to do so. We contracted with contract research organizations to manage our Phase 1 clinical trials of IMO-2125 in patients with chronic HCV infection and our Phase 1 clinical trials of IMO-3100 in healthy subjects and expect to contract with such organizations for future clinical trials. We rely heavily on these parties for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and foreign regulatory agencies require us to comply with certain standards, commonly referred to as good clinical practices, and applicable regulatory requirements, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or at all, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval, and commercialization of our drug candidates. If we seek to conduct any of these activities ourselves in the future, we will need to recruit appropriately trained personnel and add to our infrastructure.
The commercial success of any drug candidates that we may develop will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community.
     Any products that we ultimately bring to the market, if they receive marketing approval, may not gain market acceptance by physicians, patients, third-party payors or others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:
•	the prevalence and severity of any side effects, including any limitations or warnings contained in the product’s approved labeling;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer our drug candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and the timing of market introduction of competitive products; and

•	publicity concerning our products or competing products and treatments.
     Even if a potential product displays a favorable efficacy and safety profile, market acceptance of the product will not be known until after it is launched. Our efforts to educate patients, the medical community, and third-party payors on the benefits of our drug candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors.
If we are unable to obtain adequate reimbursement from third-party payors for any products that we may develop or acceptable prices for those products, our revenues and prospects for profitability will suffer.
     Most patients rely on Medicare, Medicaid, private health insurers, and other third-party payors to pay for their medical needs, including any drugs we may market. If third-party payors do not provide adequate coverage or reimbursement for any products that we may develop, our revenues and prospects for profitability will suffer. Congress enacted a limited prescription drug benefit for Medicare recipients in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. While the program established by this statute may increase demand for our products if we were to participate in this program, our prices will be negotiated with drug procurement organizations for Medicare beneficiaries and are likely to be lower than we might otherwise obtain. Non-Medicare third-party drug procurement organizations may also base the price they are willing to pay on the rate paid by drug procurement organizations for Medicare beneficiaries.
     A primary trend in the United States healthcare industry is toward cost containment. In addition, in some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our drug candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization of our products. These further clinical trials would require additional time, resources and expenses. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our prospects for generating revenue, if any, could be adversely affected and our business may suffer.
     In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act became law. These health care reform laws are intended to broaden access to health insurance; reduce or constrain the growth of health care spending, especially Medicare spending; enhance remedies against fraud and abuse; add new transparency requirements for health care and health insurance industries; impose new taxes and fees on certain sectors of the health industry; and impose additional health policy reforms. Among the new fees is an annual assessment beginning in 2011 on makers of branded pharmaceuticals and biologics, under which a company’s assessment is based primarily on its share of branded drug sales to federal health care programs. Such fees could affect our future profitability. Although it is too early to determine the effect of the new health care legislation on our future profitability and financial condition, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.
     Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly-approved health care products. These third-party payors may base their coverage and reimbursement on the coverage and reimbursement rate paid by carriers for Medicare beneficiaries. Furthermore, many such payors are investigating or implementing methods for reducing health care costs, such as the establishment of capitated or prospective payment systems. Cost containment pressures have led to an increased emphasis on the use of cost-effective products by health care providers. In particular, third-party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost control initiatives could decrease the price we might establish for products that we or our current or future collaborators may develop or sell, which would result in lower product revenues or royalties payable to us.
We face a risk of product liability claims and may not be able to obtain insurance.
     Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing, and marketing of human therapeutic drugs. We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if we commercially sell any products. Regardless of merit or eventual outcome, liability claims and product recalls may result in:
•	decreased demand for our drug candidates and products;

•	damage to our reputation;

•	regulatory investigations that could require costly recalls or product modifications;

•	withdrawal of clinical trial participants;

•	costs to defend related litigation;

•	substantial monetary awards to clinical trial participants or patients, including awards that substantially exceed our product liability insurance, which we would then have to pay using other sources, if available, and would damage our ability to obtain liability insurance at reasonable costs, or at all, in the future;

•	loss of revenue;

•	the diversion of management’s attention away from managing our business; and

•	the inability to commercialize any products that we may develop.
     Although we have product liability and clinical trial liability insurance that we believe is adequate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our commercialization efforts.
Risks Relating to an Investment in Our Common Stock
Our corporate governance structure, including provisions in our certificate of incorporation and by-laws, our stockholder rights plan and Delaware law, may prevent a change in control or management that stockholders may consider desirable.
     Section 203 of the Delaware General Corporation Law and our certificate of incorporation, by-laws, and stockholder rights plan, which expires in December 2011, contain provisions that might enable our management to resist a takeover of our company or discourage a third party from attempting to take over our company. These provisions include:
•	a classified board of directors;

•	limitations on the removal of directors;

•	limitations on stockholder proposals at meetings of stockholders;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.
     In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on our ability to engage in business combinations and other specified transactions with significant stockholders. These provisions could have the effect of delaying, deferring or preventing a change in control of us or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.
Our stock price has been and may in the future be extremely volatile. In addition, because an active trading market for our common stock has not developed, our investors’ ability to trade our common stock may be limited. As a result, investors may lose all or a significant portion of their investment.
     Our stock price has been volatile. During the period from January 1, 2010 to October 15, 2011, the closing sales price of our common stock ranged from a high of $6.94 per share to a low of $1.00 per share. The stock market has also experienced significant price and volume fluctuations, particularly within the past three years, and the market prices of biotechnology companies in particular have been highly volatile, often for reasons that have been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including:
•	timing and results of nonclinical studies and clinical trials of our drug candidates or those of our competitors;

•	the regulatory status of our drug candidates;

•	failure of any of our drug candidates, if approved, to achieve commercial success;

•	the success of competitive products or technologies;

•	regulatory developments in the United States and foreign countries;

•	our success in entering into collaborative agreements;

•	developments or disputes concerning patents or other proprietary rights;

•	the departure of key personnel;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	our cash resources;

•	the terms of any financing conducted by us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations; and

•	general economic, industry, and market conditions.
     In addition, our common stock has historically been traded at low volume levels and may continue to trade at low volume levels. As a result, any large purchase or sale of our common stock could have a significant impact on the price of our common stock and it may be difficult for investors to sell our common stock in the market without depressing the market price for the common stock or at all.
     As a result of the foregoing, investors may not be able to resell their shares at or above the price they paid for such shares. Investors in our common stock must be willing to bear the risk of fluctuations in the price of our common stock and the risk that the value of their investment in our stock could decline.
We must meet the NASDAQ Global Market continued listing requirements or we risk delisting, which may decrease our stock price and make it harder for our stockholders to trade our stock.
     Our common stock is currently listed on the NASDAQ Global Select Market and has recently traded as low as $1.00. We are required to meet specified financial requirements to maintain such listing, one of which is that we maintain a minimum closing price of at least $1.00 per share for our common stock. If we fail to maintain the $1.00 minimum closing price for 30 consecutive business days, we may be at risk of delisting. Upon receipt of a deficiency notice from NASDAQ we have 180 days to attempt to regain compliance, such as through a reverse stock split. If we do not regain compliance during this initial period, we may be eligible for an additional 180 day compliance period. To qualify, we would be required to transfer to the NASDAQ Capital Market, meet the listing requirements for that market (with the exception of the minimum closing price requirement) and present a plan to regain compliance with the $1.00 minimum closing price requirement. However, if it appears to the NASDAQ that we will not be able to cure the deficiency, or if we are otherwise not eligible, our common stock would be subject to delisting. While there is a right to appeal the NASDAQ’s determination to delist our common stock, there can be no assurance they would grant our request for continued listing.
     There can be no assurance that we will meet the continued listing requirements for the NASDAQ Global Market, or that our common stock will not be delisted from the NASDAQ Global Market in the future. If our common stock is delisted from NASDAQ, it may be eligible to trade on the over-the-counter market, which may be a less liquid market, or on the pink sheets. In such case, our stockholders’ ability to trade, or obtain quotations of the market value of, shares of our common stock would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our common stock, if delisted from the NASDAQ Global Market, will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the pink sheets. Delisting from NASDAQ, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common stock, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included or incorporated in this report regarding our strategy, future operations, collaborations, intellectual property, financial position, future revenues, projected costs, prospects, plans, and objectives of management are forward-looking statements. The words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those set forth above under the heading “Risk Factors.” These factors and the other cautionary statements made in this prospectus and the documents we incorporate by reference should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus and the documents we incorporate by reference. In addition, any forward-looking statements represent our estimates only as of the date that this prospectus is filed with the Securities and Exchange Commission and should not be relied upon as representing our estimates as of any subsequent date. We do not assume any obligation to update any forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholder will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus. For information about the selling stockholder, see “Selling Stockholder.”
     The selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel, our accountants and one counsel selected by the selling stockholder.
SELLING STOCKHOLDER
     The shares of common stock covered by this prospectus consist of 5,621,300 shares of common stock issuable upon conversion of the series D convertible preferred stock that we issued to the selling stockholder on November 4, 2011 and 2,810,650 shares of common stock issuable upon the exercise of common stock purchase warrants that we issued to the selling stockholder on November 4, 2011. The table below sets forth, to our knowledge, information about the selling stockholder as of November 10, 2011.
     We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholder after completion of this offering. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling stockholder. Such shares are subject to limitations on sale pursuant to an agreement between us and the selling stockholder as described below under “Plan of Distribution.”
     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, the selling stockholder named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by it. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.

	Shares of Common Stock			Shares of Common Stock to
	Beneficially Owned Prior		Number of Shares of	be Beneficially Owned
Name of Selling Stockholder	to Offering		Common Stock Being	After Offering
(1)	Number	Percentage (2)	Offered	Number	Percentage
Pillar Pharmaceuticals I,L.P.	8,431,950	23.38%	8,431,950	—	—

(1)	The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)	Based on the number of shares of our common stock outstanding on November 22, 2011.
Relationship with the Selling Stockholder
     On November 4, 2011, we entered into a convertible preferred stock and warrant purchase agreement and a registration rights agreement with the selling stockholder. The registration statement, of which this prospectus is a part, has been filed in accordance with the registration rights agreement and the convertible preferred stock and warrant purchase agreement.
     Youssef El Zein, a member of our board of directors, is a director and controlling stockholder of Pillar Invest Corporation, which is the general partner of the selling stockholder, and is a limited partner of the selling stockholder. Mr. El Zein has voting and investment control over the securities beneficially owned by the selling stockholder.
     Under the terms of the purchase agreement, we granted the selling stockholder participation rights in future financings. The selling stockholder also agreed that for so long as it and its affiliates beneficially own more than 15% of our outstanding common stock, it and its affiliates will vote any shares held by them in excess of the number of shares equal to 15% of the outstanding common stock (including the shares of common stock issuable upon conversion of the series D convertible preferred stock) with respect to any matter put to a vote of the holders of common stock in the same manner and percentage as the holders of the common stock (other than the selling stockholder) vote on such matter. The selling stockholder has also agreed to be subject to a standstill provision that continues for so long as it and its affiliates beneficially own more than 15% of the outstanding common stock of the Company.
DESCRIPTION OF CAPITAL STOCK
     We are authorized to issue 70,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 1,500,000 are designated series A convertible preferred stock, 200,000 shares are designated series C junior participating preferred stock and 1,124,260 are designated series D convertible preferred stock. As of November 22, 2011, there were 27,634,389 shares of common stock outstanding, 655 shares of series A convertible preferred stock outstanding, no shares of series C junior participating preferred stock outstanding, 1,124,260 shares of series D convertible preferred stock outstanding and no other shares of preferred stock issued and outstanding.
     The material terms and provisions of our common stock, our preferred stock, our preferred stock purchase rights and each other class of our securities that qualifies or limits our common stock, are described in (a) our Registration Statement on Form 8-A filed December 4, 2003, as amended on August 17, 2007 and as further amended on December 7, 2007 and (b) Item 5.03 of our Current Report on Form 8-K filed November 10, 2011, each of which is incorporated by reference in this prospectus. For the complete terms of our common stock, preferred stock and preferred stock purchase rights, please refer to our certificate of incorporation, by-laws and stockholder rights plan that we have filed with the SEC. The terms of these securities may also be affected by the General Corporation Law Statute of the State of Delaware.
PLAN OF DISTRIBUTION
     The selling stockholder may offer and sell the shares covered by this prospectus from time to time. The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-

sale related transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

•	any other method permitted pursuant to applicable law.
     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.
     In connection with distributions of the shares or otherwise, in accordance with the terms of our agreement with the selling stockholder, the selling stockholder may not enter into hedging transactions with broker-dealers or other financial institutions prior to the earlier of (a) November 4, 2012 and (b) the date on which all shares of series D convertible preferred stock have been converted into common stock. After the expiration of the hedging restriction described in the previous sentence, in connection with distributions of the shares or otherwise, the selling stockholder is permitted to enter into hedging transactions with broker-dealers or other financial institutions. In connection with such permitted transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholder. The selling stockholder may also sell the common stock short and redeliver the shares to close out such permitted short positions. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholder may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale.
     In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealers may be deemed to be underwriting discounts and commissions.
     In order to comply with the securities laws of some states, if applicable, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, some states may restrict the selling stockholder from selling its shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act.
     At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth the number of shares being offered and the terms of this offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. In addition, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution.
     We have agreed to indemnify the selling stockholder against some liabilities, including some liabilities under the Securities Act.
     We have agreed with the selling stockholder to cause the registration statement of which this prospectus constitutes a part to remain effective until such time as all of the shares covered by this prospectus have been sold or transferred to any person not entitled to the registration rights pursuant to our agreement with the selling stockholder.
LEGAL MATTERS
     The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.
(1)	Our Annual Report on Form 10-K for the year ended December 31, 2010;

(2)	Our Current Report on Form 8-K dated June 17, 2011;

(3)	Our Current Report on Form 8-K dated September 16, 2011;

(4)	Our Current Report on Form 8-K dated November 10, 2011;

(5)	Our Current Report on Form 8-K dated December 2, 2011;

(6)	Our Quarterly Report of Form 10-Q for the quarter ended March 31, 2011;

(7)	Our Quarterly Report of Form 10-Q for the quarter ended June 30, 2011;

(8)	Our Quarterly Report of Form 10-Q for the quarter ended September 30, 2011;

(9)	The descriptions of our capital stock contained in (a) our Registration Statement on Form 8-A dated December 4, 2003, as amended on August 17, 2007 and as further amended on December 7, 2007 and (b) Item 5.03 of our Current Report on Form 8-K dated November 10, 2011, including any amendments or reports filed for the purpose of updating such descriptions; and

(10)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.
     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, Massachusetts 02139
Attention: Investor Relations
(617) 679-5500

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby (except any underwriting discounts and commissions), all of which will be borne by Idera Pharmaceuticals. All amounts shown are estimates except the SEC registration fee.

Filing Fee — Securities and Exchange Commission	$1,073
Legal fees and expenses	30,000
Accounting fees and expenses	6,000
Miscellaneous expenses	10,000

Total Expenses	$47,073

Item 15. Indemnification of Directors and Officers.
     Article EIGHTH of the Registrant’s Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.
     Article NINTH of the Registrant’s Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expense (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.
     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of the Registrant’s Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the full extent permitted by such law as so amended.
     Section 145 of the Delaware General Corporation law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expense incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
     Idera Pharmaceuticals has obtained directors and officers insurance for the benefit of its directors and its officers.
Item 16. Exhibits
     The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.
Item 17. Undertakings.
     The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.
(2)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on December 9, 2011.

IDERA PHARMACEUTICALS, INC.
By:	/s/ Sudhir Agrawal, D. Phil.
Sudhir Agrawal, D. Phil.
Chairman of the Board of Directors, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
     We, the undersigned officers and directors of Idera Pharmaceuticals, Inc., hereby severally constitute and appoint Sudhir Agrawal and Louis J. Arcudi and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Idera Pharmaceuticals, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sudhir Agrawal, D. Phil. Sudhir Agrawal, D. Phil.	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	December 9, 2011

/s/ Louis J. Arcudi III, MBA Louis J. Arcudi III, MBA	Senior Vice President of Operations, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	December 9, 2011

/s/ Youssef El Zein Youssef El Zein	Director	December 9, 2011

/s/ C. Keith Hartley C. Keith Hartley	Director	December 9, 2011

/s/ Robert W. Karr, M.D. Robert W. Karr, M.D.	Director	December 6, 2011

/s/ Malcolm MacCoss, Ph.D. Malcolm MacCoss, Ph.D.	Director	December 6, 2011

/s/ William S. Reardon, CPA William S. Reardon, CPA	Director	December 9, 2011

/s/ Eve E. Slater, M.D., F.A.C.C. Eve E. Slater, M.D., F.A.C.C.	Director	December 9, 2011

James B. Wyngaarden, M.D.	Director

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
4.1 (1)	Restated Certificate of Incorporation of the Registrant, as amended

4.2 (2)	Amended and Restated By-laws of the Registrant

4.3 (3)	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company

4.3 (4)	Rights Agreement dated December 10, 2001 between the Registrant and Mellon Investor Services LLC, as rights agent

4.4 (5)	Amendment No. 1 to Rights Agreement dated as of August 27, 2003 between the Registrant and Mellon Investor Services LLC, as rights agent

4.5 (6)	Amendment No. 2 to Rights Agreement dated as of March 24, 2006 between the Registrant and Mellon Investor Services LLC, as rights agent

4.6(7)	Amendment No. 3 to Rights Agreement dated January 16, 2007 between the Company and Mellon Investor Services, LLC, as rights agent

4.7(8)	Amendment No. 4 to Rights Agreement, dated as of November 4, 2011 between the Registrant and Mellon Investor Services LLC, as rights agent

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith

24.1	Power of Attorney (See page II-4 of this Registration Statement)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Quarterly Report on 10-Q, dated August 1, 2008, as amended (File No. 001-31918) and incorporated herein by reference.

(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form S-1, dated November 6, 1995, as amended (File No. 33-99024) and incorporated herein by reference.

(3)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Current Report on Form 8-K, dated November 10, 2011, as amended (File No. 001-31918) and incorporated herein by reference.

(4)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form S-2, dated October 10, 2003 (File No. 333-109630) and incorporated herein by reference.

(5)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Current Report on Form 8-K, dated August 29, 2003 (File No. 000-27352) and incorporated herein by reference.

(6)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Current Report of Form 8-K, dated March 29, 2006 (File No. 001-31918) and incorporated herein by reference.

(7)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Current Report of Form 8-K, dated January 17, 2007 (File No. 001-31918) and incorporated herein by reference.

(8)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Current Report on Form 8-K, dated November 10, 2011, as amended (File No. 001-31918) and incorporated herein by reference.